Filed by Centra Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

On October 6, 2005, Centra Software, Inc. announced that it had entered into an agreement and plan of reorganization with Saba Software, Inc. Leon Navickas, the chief executive officer of Centra Software, Inc., distributed an email to Centra’s partners regarding the merger. A copy of this email is attached as Exhibit 99.1 to this filing and incorporated herein. Mr. Navickas also distributed an email to the employees of Centra Software, Inc. A copy of this email is attached as Exhibit 99.2 to this filing and incorporated herein. Finally, Mr. Navickas distributed an email to the customers of Centra Software, Inc. A copy of this email is attached as Exhibit 99.3 to this filing and incorporated herein.

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communications regarding the proposed transaction between Saba Software, Inc. and Centra Software, Inc. are filed:

Additional Information

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed mergers. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed mergers, the persons soliciting proxies in connection with the proposed mergers on behalf of Saba and Centra and the interests of those persons in the proposed mergers and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once the registration statement containing the joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed mergers and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.